Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Altair Engineering, Inc.	Delaware, United States
Altair Engineering Ltd.	United Kingdom
Datawatch Corporation	Delaware, United States
World Programming Limited	United Kingdom